FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “New Syngenta Seed Care Institute to provide best-in-class customer service”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

New Syngenta Seed Care Institute to provide best-in-class customer service

Basel, Switzerland, 15 November 2005

Syngenta will build a new Seed Care Institute at its Research and Development Center in Stein, Switzerland. This new, state-of-the-art center will serve as Syngenta’s global R&D facility for developing and testing seed treatment technologies. It will significantly expand the company’s capability to serve its customers, including seed companies, seed treaters and growers.

Construction will start in the first quarter 2006 and completion is expected by mid-2007. The total investment will be approximately $7 million in addition to the $40 million investment to build a new chemistry research laboratory for disease and insect control products announced earlier this year.

“This investment will accelerate our innovation capability and underpins our ambition to become the leader in this fast growing segment” said Kris Sirchio, Head of Syngenta Professional Products. “The Institute will be an industry leading center for technology development and training. It will enable novel seed treatments and associated services to reach the market sooner”.

Seed treatment, a technology in which crop protection ingredients are applied directly onto the seeds prior to sowing, is one of the most efficient and economic ways to protect crops from fungi, bacteria and insects. It is also the fastest growing segment in crop protection with a projected global market value of about $1.4 billion in 2005.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 628 2372
	UK:	Andrew Coker	Tel: +44 (1483) 26 0014

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 15 November 2005 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 15, 2005	By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary